SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 18 February 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

February 18, 2009

ROBERT DUDLEY TO JOIN BP BOARD

The board of BP p.l.c. today announced that it has appointed Robert Dudley as a director with effect from April 6, 2009. As a managing director of the BP Group he will assume responsibility for broad oversight of the company's activities in the Americas and Asia.

Mr. Dudley was most recently president and chief executive officer of TNK-BP, Russia's third largest oil and gas company. Prior to taking up the post in 2003, he had worked extensively in commercial, operating and corporate roles across the international oil and gas industry for BP and, previously, Amoco.

Commenting on the appointment, BP chairman Peter Sutherland said: "I am pleased to welcome Bob Dudley to the board and back to BP. He is a talented executive, experienced in all aspects of our business, who helped build TNK-BP into one of Russia's premier companies."

Tony Hayward, BP group chief executive, said: "All of us in BP will benefit from Bob's extensive experience. During his time at TNK-BP he improved the company's governance and its safety and environmental performance while greatly increasing reserves and production."

Biography of Robert W. Dudley

From 2003 to 2008, Robert Dudley served as the president and chief executive officer of TNK-BP. While Dudley was at the helm, TNK-BP grew organic oil production by 26 per cent, replaced its reserves at an annual average rate of 138 per cent, increased downstream earnings five-fold, achieved the lowest average finding and development cost among Russian oil companies and provided the highest (45 per cent a year) average shareholder return of any major Russian oil company. He left TNK-BP in late 2008.

Prior to joining TNK-BP, Mr. Dudley served as the group vice president responsible for BP's upstream businesses in Russia, the Caspian region, Angola, Algeria and Egypt. He previously was the group vice president for BP's Renewables and Alternative Energy activities within the Gas, Power & Renewables stream in London, with responsibilities for BP's global solar business and wind and hydrogen activities. Prior to that, he served as an executive assistant to the group chief executive officer. In 1999, he held the position of general manager for BP Group Strategy in London and was in a similar role with Amoco Corporation in Chicago prior to the merger between BP and Amoco.

Mr. Dudley was based in Moscow between 1994 and 1997 with Amoco in a corporate development role for both upstream and downstream businesses. Prior to that he worked on the restructuring of oil and gas research and development activities in the US, and between 1987 and 1993 he worked on the negotiation and development of projects in the South China Sea. He joined Amoco in 1979 and in the early years of his career worked in a variety of engineering and commercial roles in the US and UK.

Mr. Dudley and his wife of 29 years, Mary, have two children and will reside in London.  He has a BA in chemical engineering from the University of Illinois. He received his MIM from the Thunderbird School of Global Management and also holds an MBA from Southern Methodist University.

Note to editors:

  A photograph of Robert Dudley is available from the BP press office or from "http://www.bp.com">www.bp.com

Further information:

BP press office, London: +44 (0)20 7496 4076

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 18 February, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary